

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corporation
2227 Avenida Oliva
San Clemente, California 92673

> **Re: Global Wholehealth Partners Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 20, 2020**
> **File No. 000-56035**

Dear Mr. Strongo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 31

1.   We partially reissue comment eight. Please revise your disclosures under management's discussion and analysis at page 19 to include a comparative analysis and discussion of your financial condition and results of operations for the most recent interim periods presented in your Form 10 to comply with Item 303(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Suzanne Hayes, Office Chief, at 202-551-3675 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Trisha Bollman